SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 10)

GFI Group Inc.

(Name of Subject Company)

GFI Group Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

361652209

(CUSIP Number of Class of Securities)

Christopher D’Antuono, Esq.
General Counsel
GFI Group Inc.
55 Water Street
New York, New York 10041
(212) 968-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Jeffrey R. Poss, Esq. Michael A. Schwartz, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 212-728-8000	Morton A. Pierce, Esq. Bryan J. Luchs, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036-2787 (212) 819-8200

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by GFI Group Inc., a Delaware corporation (“GFI”), with the Securities and Exchange Commission (the “SEC”) on November 4, 2014, relating to the tender offer (as amended through the date hereof) by BGC Partners, L.P., a Delaware limited partnership (“Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), to purchase all outstanding shares of GFI’s common stock, par value $0.01 per share (the shares of GFI’s common stock being referred to as the “Shares”), for $6.10 per Share, net to the seller in cash, without interest and less any required withholding taxes.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

Item 2.  Identity and Background of Filing Person

Item 2 of the Statement is hereby amended by restating the section entitled “Tender Offer” in its entirety as follows:

This Statement relates to the tender offer by BGC Partners, L.P., a Delaware limited partnership (“Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), to purchase all outstanding Shares for $6.10 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase (as may be subsequently amended and supplemented from time to time, the “Offer to Purchase”) and the accompanying Amended and Restated Letter of Transmittal (as may be subsequently amended and supplemented from time to time, the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) included as Exhibits (a)(1)(G) and (a)(1)(H), respectively, to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2014 by Purchaser and BGC (as amended by Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17 and Amendment No. 18 to Schedule TO filed with the SEC on November 12, 2014, November 19, 2014, November 20, 2014, December 10, 2014, December 19, 2014, January 7, 2015, January 9, 2015, January 14, 2015, January 15, 2015, January 20, 2015, January 21, 2015, January 22, 2015, January 29, 2015, February 3, 2015, February 4, 2015, February 10, 2015, February 20, 2015 and February 24, 2015, respectively, by Purchaser and BGC, together with exhibits thereto, the “Schedule TO”). The Offer was initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day on November 19, 2014. On November 20, 2014, Purchaser extended the expiration of the Offer until 5:00 p.m., New York City time, on December 9, 2014. On December 9, 2014, Purchaser further extended the expiration of the Offer until 5:00 p.m., New York City time, on January 6, 2015. On January 7, 2015, Purchaser further extended the expiration of the Offer until 5:00 p.m., New York City time, on January 27, 2015. On January 15, 2015, Purchaser further extended the expiration of the Offer until 5:00 p.m. New York City time on January 29, 2015. On January 20, 2015, Purchaser further extended the expiration of the Offer until 5:00 p.m. New York City time on February 3, 2015.  On February 4, 2015, Purchaser further extended the expiration of the Offer until 5:00 p.m. New York City time on February 19, 2015.  On February 20, 2015, Purchaser further extended the expiration of the Offer until 5:00 p.m. New York City time on February 26, 2015, unless further extended, in which event the expiration of the Offer shall be the time and date at which the Offer, as so extended, shall expire (the “Expiration Date”).

The Schedule TO states that the purpose of the Offer is to acquire as much equity as is possible (and at least a 43% equity interest) in GFI.

According to the Schedule TO, notwithstanding any other provisions of the Offer, Purchaser shall not be required to, and BGC shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any validly tendered (and not withdrawn) Shares, unless immediately prior to any scheduled Expiration Date:

(a)         there is validly tendered and not validly withdrawn a number of Shares which, together with the Shares then owned by Purchaser and its subsidiaries, represents at least 43% of all then outstanding Shares on the Expiration Date (the “Minimum Tender Condition”);

(b)         the regulatory approvals of (1) the United Kingdom Financial Conduct Authority, (2) the Hong Kong Securities and Futures Commission and (3) the Monetary Authority of Singapore shall remain in effect and shall not have been revoked by any relevant regulatory authority;

(c)          no laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other judgment shall have been issued and remain in effect, by a governmental entity or self-regulatory organization of competent jurisdiction having the effect of making the Offer illegal or otherwise prohibiting consummation of the Offer, or seeking to impose a Burdensome Condition (as defined in the Tender Offer Agreement) (collectively, “Restraints”) unless such Restraint is vacated, terminated or withdrawn;

(d)         the representations and warranties of GFI set forth in the Tender Offer Agreement, other than the representations and warranties set forth in Section 2.1 (Organization), Section 2.2 (Subsidiaries), Section 2.3 (Capitalization), Section 2.4 (Authorization; Board Approval), Section 2.5 (Takeover Statute; No Restrictions on the Transactions), Section 2.6(a)(i) (No Violations; Consents and Approvals), Section 2.11 (other than Section 2.11(a)(i)(A)) (Absence of Certain Changes), Section 2.24 (CME Merger Agreement) and Section 2.25 (Brokers) (collectively, the “GFI Identified Representations”) thereof, made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” or Material Adverse Effect (as defined in the Tender Offer Agreement), shall be true and correct as of the date of the Tender Offer Agreement and as of any scheduled Expiration Date as though made on and as of such Expiration Date (except to the extent in either case that such representations and warranties speak as of another date), except where the failure of such representations and warranties to be true and correct as so made does not constitute a Material Adverse Effect (as defined in the Tender Offer Agreement), and (ii) the GFI Identified Representations shall be true and correct in all respects as of the date of the Tender Offer Agreement and as of any scheduled Expiration Date as though made on and as of such Expiration Date (except to the extent in either case that such representations and warranties speak as of another date), except with respect to the representations and warranties contained in Section 2.3 thereof for de minimis inaccuracies;

(e)          GFI shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under the Tender Offer Agreement on or prior to the Expiration Date;

(f)           GFI shall have delivered to BGC a certificate, signed by an executive officer of GFI, confirming the satisfaction of the conditions set forth in clauses (d) and (e) above; and

(g)          the Tender Offer Agreement shall not have been terminated in accordance with its terms.

According to the Schedule TO, the foregoing conditions are for the sole benefit of BGC, Purchaser and their affiliates and may be asserted by Purchaser and its subsidiaries in their discretion regardless of the circumstances giving rise to any such conditions or may be waived in their sole discretion in whole or in part at any time or from time to time before the Expiration Date, in each case, subject to the terms of the Tender Offer Agreement and the applicable rules and regulations of the SEC. The failure by Purchaser and its subsidiaries at any time to exercise their rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

On February 20, 2015, BGC, Purchaser and GFI announced that they had entered into a Tender Offer Agreement, dated as of February 19, 2015 (the “Tender Offer Agreement”), a copy of which is filed as Exhibit (e)(37) hereto, pursuant to which Purchaser and BGC agreed, among other things, to amend the Offer on the date of the Tender Offer Agreement to reflect the terms and conditions of the Tender Offer Agreement by filing an amendment and supplement to the Offer to Purchase. On February 20, 2015, BGC amended the terms of the Offer accordingly.

As provided in the Tender Offer Agreement, the offer price to be paid in the Offer will be $6.10 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Tender Offer Agreement.  In connection with entering into the Tender Offer Agreement, the Board, upon the recommendation of the Special Committee, has unanimously recommended that its stockholders tender their Shares pursuant to the Offer.

Pursuant to the Tender Offer Agreement, Purchaser’s obligation to accept for payment Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction or waiver of the conditions set forth above. Subject to the satisfaction or waiver of such conditions, the Tender Offer Agreement provides that Purchaser will accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date. Purchaser has expressly reserved the right, in its sole discretion, to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the prior written consent of GFI, Purchaser will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Tender Condition, (iv) add to the conditions to the Offer or modify or change any condition to the Offer to make such or any other condition to the Offer more difficult to satisfy, (v) extend the Expiration Date other than in accordance with the Tender Offer Agreement and except for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act or (vi) otherwise amend the Offer in a manner materially adverse to the holders of Shares or in a manner which would delay consummation of the Offer. The Tender Offer Agreement further provides that Purchaser will not terminate the Offer prior to any scheduled Expiration Date without the prior consent of GFI unless the Tender Offer Agreement is terminated pursuant to its terms.

The expiration date for the Offer is 5:00 p.m., New York City time, on Thursday, February 26, 2015, subject to the terms and conditions set forth in the Tender Offer Agreement.  Also, Purchaser may elect to provide for one or more subsequent offering periods after the time that Purchaser initially accepts for payment Shares validly tendered and not withdrawn pursuant to the Offer (the “Offer Closing”).  During any subsequent offering period, if Purchaser elects to provide one, Shares not tendered and purchased prior to the Offer Closing may be tendered to Purchaser for the Offer Price.

This summary description of the Tender Offer Agreement is qualified in its entirety by reference to the Tender Offer Agreement, a copy of which is filed as Exhibit (e)(37) hereto.

According to the Schedule TO, the principal executive offices of Purchaser are located at 499 Park Avenue, New York, NY 10022, and its telephone number is (212) 610-2200. According to the Schedule TO, the principal executive offices of BGC are located at 499 Park Avenue, New York, NY 10022 and its telephone number is (212) 610-2200.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Statement is deleted in its entirety and replaced with the following:

Except as described in this Statement or in the excerpts from GFI’s Definitive Proxy Statement on Schedule 14A, dated as of, and filed with the SEC on, April 22, 2014 (the “2014 Proxy Statement”), relating to the 2014 Annual Meeting of Stockholders of GFI, which excerpts are filed as Exhibit (e)(3) to this Statement and incorporated herein by reference, to the knowledge of GFI as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflict of interest between GFI or its affiliates and (1) GFI, its executive officers, directors or affiliates or (2) BGC, Purchaser or their respective executive officers, directors or affiliates.  The excerpts filed as Exhibit (e)(3) to this Statement are incorporated herein by reference, and include the information from the following sections of the 2014 Proxy Statement: “Board of Directors and Director Qualifications,” “Executive Officers,” “Executive Compensation,” “Compensation Committee Report,” “Security Ownership of Directors and Executive Officers,” “Equity Compensation Plan Information” and “Certain Relationships and Related Transactions, and Director Independence.”

The information contained in “Item 4. The Solicitation or Recommendation” below is incorporated herein by reference.

Any information contained in the excerpts from the 2014 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with BGC and its Affiliates

According to the Schedule TO, as of February 24, 2015, BGC and its subsidiaries (including Purchaser) beneficially owned 17,075,464 Shares, representing approximately 13.4% of the outstanding Shares. In addition, an affiliate of BGC holds 45,000 Shares.

Tender Offer Agreement

The summary of the material terms of the Tender Offer Agreement are set forth in Section 12 of the Offer to Purchase and are incorporated by reference herein.  The summary of the Tender Offer Agreement and the description of the conditions of the Offer contained in the Offer to Purchase are qualified in their entirety by reference to the Tender Offer Agreement, a copy of which is filed as Exhibit (e)(37) hereto.

The Tender Offer Agreement has been filed as an exhibit to this Statement to provide you with information regarding the terms of the Tender Offer Agreement and is not intended to modify or supplement any factual disclosures about BGC, Purchaser, GFI or any of their respective affiliates. The representations, warranties and covenants contained in the Tender Offer Agreement were made only for the purposes of the Tender Offer Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Tender Offer Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Tender Offer Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Tender Offer Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by BGC’s stockholders or GFI’s stockholders. In reviewing the representations, warranties and covenants contained in the Tender Offer Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Tender Offer Agreement to be characterizations of the actual state of facts or conditions of BGC, Purchaser, GFI or any of their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Tender Offer Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that BGC and GFI publicly file with the SEC.

Confidentiality Agreement

On February 5, 2015, GFI and BGC entered into a mutual confidentiality agreement (the “Confidentiality Agreement”) that governs the disclosure of any proprietary information of either party by the other party or its subsidiaries or affiliates and its other representatives.  As a condition to being furnished proprietary information, each party agreed, among other things, to keep, and to cause its affiliates and other representatives to keep, such proprietary information confidential, subject to certain exceptions, and to use such confidential information only in connection with its evaluation or negotiation of a possible transaction.  The foregoing summary and description are qualified in their entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(38) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of GFI

Shares Held by Non-Employee Directors and Executive Officers of GFI

As a group, the non-employee directors and executive officers of GFI beneficially owned an aggregate of approximately 49,480,563 Shares as of February 19, 2015, excluding any Shares issuable upon settlement of restricted stock units held by such individuals. If GFI’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same $6.10 per Share price being offered to all other GFI stockholders in connection with the Offer. If the non-employee directors and executive officers were to tender all of the 49,480,563 Shares owned by them for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser for $6.10 per Share, then the non-employee directors and executive officers would collectively receive an aggregate amount of approximately $301,831,434 in cash.  For a description of the treatment of the restricted stock units held by the executive officers of GFI, see below under the heading “Equity-Based Awards Held by Executive Officers of GFI.”

The following table sets forth, as of February 19, 2015, the cash consideration that each non-employee director and executive officer of GFI would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Consideration Payable in Respect of Shares
Michael Gooch(1)(2)	46,806,417	$285,519,144
Colin Heffron(3)	1,307,985	$7,978,709
Ronald Levi	812,952	$4,959,007
James Peers(4)	187,759	$1,145,330
Marisa Cassoni	211,239	$1,288,558
Frank Fanzilli	93,697	$571,552
Richard Magee	48,840	$297,924
Thomas Cancro	11,674	$71,211
All executive officers and directors as a group	49,480,563	$301,831,434

(1)         Includes all Shares beneficially owned by the entities affiliated with JPI, as described in footnote (2) below. Mr. Gooch controls the voting and disposition of these Shares through his ownership of approximately 70% of the outstanding shares of common stock of JPI. Also includes 54,336 Shares which are held for the benefit of Mr. Gooch’s former wife, 1,320 Shares which are owned by Mr. Gooch’s children and 42,104 Shares which are held by the Gooch Investment Trust. Mr. Gooch disclaims beneficial ownership with respect to these Shares.  Mr. Gooch and JPI are prohibited from tendering any Shares in the Offer pursuant to the terms of that certain Support Agreement, dated as of July 30, 2014, by and among CME Group Inc., JPI, New JPI Inc., and the other signatories thereto (the “Support Agreement”).

(2)         Includes 46,464,240 Shares held directly by JPI and its wholly-owned subsidiaries.

(3)         Does not include any of the Shares owned by JPI. Mr. Heffron owns approximately 5% of the outstanding shares of common stock of JPI.  Mr. Heffron is prohibited from tendering any Shares in the Offer pursuant to the terms of that certain Support Agreement.

(4)         Does not include 154,928 Shares that were issuable upon the vesting of restricted stock units for which Mr. Peers has previously deferred receipt.

Equity-Based Awards Held by Executive Officers of GFI

As of February 19, 2015, the executive officers of GFI held 1,729,549 restricted stock units. The Tender Offer Agreement provides that each restricted stock unit outstanding immediately prior to the Offer Closing (or, if applicable, the closing of any subsequent offering period) will be converted into the right to receive an amount in cash equal to the Offer Price with respect to each Share underlying such award, with such cash payable on and subject to the terms and conditions of the original vesting schedule of such restricted stock unit (except for the potential acceleration of vesting of such converted award upon a termination of employment which would otherwise result in forfeiture on a discretionary basis as described in the Tender Offer Agreement or in accordance with the settlement schedule set forth in any applicable deferral election). As of February 19, 2015, no executive officer of GFI held options or other forms of equity or equity-based awards (other than restricted stock units) and no non-employee director held any equity or equity-based awards.

The vesting of restricted stock units held by GFI’s executive officers will not accelerate in connection with the Offer unless so determined by the Compensation Committee of the Board or as otherwise provided in an individual employment or service agreement. This discussion assumes that each restricted stock unit held by GFI’s executive officers immediately before the consummation of the Offer will be replaced with a deferred cash award pursuant to the cash incentive program described above, and that the executive officers will be entitled to receive $6.10 per Share in respect of such Shares, payable on and subject to the terms and conditions of the original vesting schedule of such restricted stock unit (or in accordance with the settlement schedule set forth in any applicable deferral election). As of February 19, 2015, Messrs. Gooch, Heffron, Peers, Levi and Cancro, the current executive officers of GFI, held 210,321, 856,104, 254,564, 379,058 and 29,502 restricted stock units (including any restricted stock units for which the settlement was deferred at the election of an executive officer), respectively. Based on the per Share price to be paid in the Offer of $6.10 per Share, the value of such restricted stock units for each of Messrs. Gooch, Heffron, Peers, Levi and Cancro was $1,282,958, $5,222,234, $1,552,840, $2,312,254 and $179,962, respectively.

Potential Severance Benefits Under Executive Officer Employment Agreements

GFI is party to employment agreements with Messrs. Heffron, Peers and Levi pursuant to which the executive officers will be entitled to certain severance benefits upon a qualifying termination of employment (a termination without cause by the employer or for good reason by the executive, as those terms are defined in their respective agreements) following the consummation of the Offer where the Minimum Tender Condition has been met.

Mr. Heffron.  Upon a qualifying termination of employment, Mr. Heffron would be entitled to (i) accrued but unpaid base salary and expenses with respect to the period prior to termination, (ii) any unpaid bonus for the prior year that has been declared earned, and (iii) a lump sum cash payment equal to (a) two times the sum of Mr. Heffron’s annual base salary (three times his annual base salary in the event the termination occurs within one year following the consummation of the Offer where the Minimum Tender Condition has been met) plus (b) two times the average annual bonus earned during the two most recently completed fiscal years. Mr. Heffron is also entitled to payment for the cost of premiums for continued medical coverage for two years following termination. Finally, any unvested restricted stock units or stock options that are subject to vesting based solely on Mr. Heffron’s continued employment will immediately vest and, if applicable, become exercisable and generally remain exercisable for three months following termination. Additional disclosure regarding the value of accelerated vesting of Mr. Heffron’s unvested equity awards is included in “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of GFI—Equity-Based Awards Held by Executive Officers of GFI” above and “Item 8. Additional Information—Information Regarding Golden Parachute Compensation” below. Assuming Mr. Heffron experienced a qualifying employment termination on February 19, 2015 and that the Offer had already been consummated without the Minimum Tender Condition having been waived, he would have been entitled to receive a cash payment of approximately $4,856,024, which is comprised of a lump sum payment of three times Mr. Heffron’s annual base salary, plus two times the average annual bonus earned during the two most recently completed fiscal years. In addition, Mr. Heffron would also have been entitled to continuation of health coverage for two years, with an approximate value of $40,585 based on the cost of such benefits during 2015. Mr. Heffron’s agreement requires that, during the term of his employment and for a period of 24 months following his termination, he abide by certain non-competition and employee/customer non-solicitation covenants. Mr. Heffron’s agreement also provides that in the event any payments constitute parachute payments within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), and will be subject to an excise tax under Section 4999 of the Code, Mr. Heffron’s severance payments will be provided in full or to such lesser extent which would result in no portion being subject to such excise tax, whichever results in Mr. Heffron receiving the greatest amount of severance benefits on an after-tax basis.

Mr. Peers.  If Mr. Peers is terminated without cause, he is entitled to receive continued salary payments for a period of up to twelve months, less any portion of such period in which he is not required to work, and an amount in lieu of discretionary bonus equal to the average annual bonus (including cash and any equity component) earned by Mr. Peers during the two most recently completed fiscal years preceding the year in which employment is terminated. Assuming Mr. Peers’ employment was terminated without cause on February 19, 2015, Mr. Peers would have been entitled to receive approximately $500,000 in base salary continuation (assuming he were required to work during the entire period) and approximately $587,641 in lieu of a discretionary bonus. Mr. Peers’ agreement also provides him with the following severance benefits if his employment were to be terminated without cause or by reason of his death or permanent disability within one year following the consummation of the Offer where the Minimum Tender Condition has been met, or if he were to terminate his employment for good reason following the consummation of the Offer where the Minimum Tender Condition has been met within twelve months after the occurrence of the good reason event: a payment in an amount equal to twelve months base salary (with an approximate value of $500,000 assuming a termination on February 19, 2015, half payable in a lump sum and half payable in salary continuation for six months); the cost of continued health and dental insurance coverage for six months or, if earlier, until he secures new employment (with an approximate value of $10,146 based on the cost of such benefits during 2014 and assuming a termination on February 19, 2015); accelerated vesting of any unvested deferred cash, restricted stock units or other equity interests (additional disclosure regarding the value of accelerated vesting of Mr. Peers’ unvested equity awards is included in “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of GFI—Equity-Based Awards Held by Executive Officers of GFI” above and “Item 8. Additional Information—Information Regarding Golden Parachute Compensation” below); and an amount in lieu of discretionary bonus equal to the average annual bonus (including cash and any equity component) earned by Mr. Peers during the two most recently completed fiscal years preceding the year in which such employment is terminated (with an approximate value of $587,641 assuming a termination on February 19, 2015). Mr. Peers’ agreement provides that the payment of severance benefits is conditioned upon the execution and non-revocation of a release of claims. Mr. Peers’

agreement requires that, during the term of his employment and for a period of twelve months following his termination, he abide by certain non-competition, nondisclosure and employee/customer non-solicitation covenants, and that, during the term of his employment and for a period of nine months following his termination, he abide by certain non-competition covenants (subject to reduction by any number of weeks that Mr. Peers is placed on leave in advance of his termination).

Mr. Levi.  Upon a qualifying termination of employment, Mr. Levi would be entitled to (i) accrued but unpaid base salary and expenses with respect to the period prior to termination, (ii) any unpaid bonus for the prior year that has been declared earned, and (iii) a lump sum cash payment equal to certain guaranteed compensation not yet paid if the incentive compensation goals applicable to other executive officers for the twelve month period that includes the date of termination are achieved. Mr. Levi is also entitled to payment of the cost of premiums for continued medical coverage for twelve months following termination. Finally, any unvested restricted stock units that are subject to vesting based solely on Mr. Levi’s continued employment shall immediately vest and, if applicable, become exercisable and generally remain exercisable for three months following termination. Additional disclosure regarding the value of accelerated vesting of Mr. Levi’s unvested equity awards is included in “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of GFI—Equity-Based Awards Held by Executive Officers of GFI” above and “Item 8. Additional Information—Information Regarding Golden Parachute Compensation” below.  Mr. Levi’s agreement does not provide for any additional severance payments in the event his employment is terminated following the Offer. Assuming Mr. Levi experienced a qualifying termination on February 19, 2015, he would have been entitled to receive a cash payment of approximately $2,366,301, which represents the amount of guaranteed compensation that he had not yet received on that date. In addition, Mr. Levi would also have been entitled to continuation of health coverage for one year, with an approximate value of $24,332 based on the cost of such benefits during 2015. Mr. Levi’s agreement provides that the payment of severance benefits is conditioned upon the execution and non-revocation of a release of claims. Mr. Levi’s agreement requires that, during the term of his employment and for a period of twelve months following his termination, he abide by certain non-competition and employee/customer non-solicitation covenants.

Employee Benefit Matters Under the Tender Offer Agreement

The Tender Offer Agreement provides that, promptly following the Offer Closing, BGC will, or will cause one of its affiliates to, establish the “Distributable Earnings Bonus Pool” program, which will include the following material terms:

•                  as a condition to participation in the Distributable Earnings Bonus Pool, each applicable individual is required to enter into a non-competition and award agreement containing the terms and conditions of his or her participation, which terms include certain conditions, obligations and covenants (including restrictive covenants) with which the individual must comply;

•                  Mr. Gooch’s non-competition and award agreement will contain restrictive covenants that apply from the date on which the Offer Closing occurs (the “Offer Closing Date”) through the expiration of the Three-Year Measurement Period (as described below) and for a period of twelve years following the expiration of the Three-Year Measurement Period;

•                  Mr. Heffron’s non-competition and award agreement will contain restrictive covenants that will apply from the Offer Closing Date through the expiration of the Three-Year Measurement Period and for a period of seven years following the termination of his employment with BGC and its affiliates for any reason; and

•                  the non-competition and award agreement for all other participants will contain restrictive covenants that will apply from the Offer Closing Date through the expiration of the Three-Year Measurement Period and for a period of one year following the termination of his or her employment with BGC and its affiliates for any reason;

•                  as a condition to participation in the Distributable Earnings Bonus Pool, Mr. Gooch has agreed to indemnify BGC and its affiliates (including GFI) from and against any damages incurred by the indemnified parties equal to the aggregate percentage of outstanding common stock of GFI held by JPI as of the Offer Closing resulting from, arising out of or relating to (i) any breach as of the Offer Closing Date of any representation or warranty (giving effect to any qualifications expressly set forth therein) of GFI set forth in the Tender Offer Agreement and (ii) the failure by GFI to perform any of its covenants or agreements contained in the Tender Offer Agreement to be performed as of or prior to the Offer Closing, subject to certain limitations;

•                  the Distributable Earnings Bonus Pool will be in an amount equal to one times the average annual distributable earnings (as described below) of the GFI inter-dealer brokerage business for the three successive 12-month periods beginning on July 1, 2015 (the “Three-Year Measurement Period”);

•                  the Distributable Earnings Bonus Pool will be allocated 35% to Mr. Gooch, 35% to Mr. Heffron and 30% to other employees as mutually agreed by Messrs. Gooch and Heffron and BGC;

•                  each participant’s allocable portion of the Distributable Earnings Bonus Pool will be in the form of an award of restricted equity units and preferred restricted equity units of BGC Holdings, L.P., which shall be granted after the end of the Three-Year Measurement Period used to measure distributable earnings, subject to each participant’s continued employment, except as otherwise determined on a discretionary basis, through the date on which distributable earnings are determined; and

•                        Mr. Heffron’s non-competition and award agreement will provide that he is entitled to receive a gross amount equal to $5 million on or promptly after the Offer Closing, subject to certain terms and conditions (including being subject to forfeiture if Mr. Heffron breaches certain restrictive covenants), the amount of which shall be deducted from the amount of his award as determined at the end of the Three-Year Measurement Period.

For these purposes, “distributable earnings” shall be based on the methodology described and reflected in BGC’s quarterly or annual earnings releases, as applicable, with such releases and/or parts thereof filed with or furnished to the SEC, used to determine what are designated “pre-tax distributable earnings” in such releases, in respect of the then most recent corresponding period as applied to the GFI brand (which is the inter-dealer brokerage business, as conducted by GFI and its subsidiaries or, following the back-end mergers, the inter-dealer brokerage business operating as a GFI-branded division of BGC), subject to certain adjustments.

Employment Agreements Under the Tender Offer Agreement

Purchaser has committed to enter into an employment agreement promptly following the Offer Closing with Mr. Gooch, which will include the following:

•                  the term of the agreement will commence on the Offer Closing and end on October 18, 2018,

•                  Mr. Gooch will serve as Executive Chairman of the GFI division and Vice-Chairman of Purchaser,

•                  Mr. Gooch will be entitled to receive annual compensation in the form of (i) $36,000 in base salary and (ii) awards of restricted equity units and preferred equity units of BGC Holdings, L.P. with a value equal to $1,000,000 on an annualized basis (prorated for any partial fiscal year during the term) as determined and administered in accordance with BGC’s then-current practices, and

•                  Mr. Gooch will be obligated to comply with certain conditions, obligations and covenants (including restrictive covenants that continue to apply for specified periods post-termination of employment) set forth in the agreement.  Such restrictive covenants will include non-competition and non-solicitation restrictions that apply for a period of seven years following the termination of his employment with BGC and its affiliates for any reason .

Purchaser has also committed to enter into an employment agreement promptly following the Offer Closing with Mr. Heffron, which agreement shall be in the form of an amendment and restatement of Mr. Heffron’s current employment agreement and shall include the following terms:

•                  the term of the agreement will commence on the Offer Closing and end, unless earlier terminated by either party, on October 1, 2018,

•                  Mr. Heffron will serve as the senior executive of the GFI brand, reporting to the most senior executive of the GFI brand (i.e., Mr. Shaun Lynn),

•                  Mr. Heffron will be entitled to receive annual compensation in the form of (i) $1,000,000 in base salary and (ii) $1,500,000 in annual bonus (prorated for any partial fiscal year during the term) which shall be paid either entirely in cash or two-thirds in cash and one-third in the form of restricted equity units and preferred equity units of BGC Holdings, L.P., depending on the amount of distributable earnings for the corresponding 12-month measurement period,

•                  upon a termination of Mr. Heffron’s employment (i) on or prior to the third anniversary of the Offer Closing, by GFI or Purchaser without cause (as determined by the Chairman of Purchaser) or (ii) after the third anniversary of the Offer Closing, by Mr. Heffron, GFI or Purchaser for any reason other than for cause, Mr. Heffron shall be entitled to receive a lump sum severance payment equal to $4,800,000 (representing the severance amount to which Mr. Heffron would be entitled under his existing employment agreement upon a qualifying termination on the Offer Closing Date), subject to forfeiture or repayment, as applicable, in the event that Mr. Heffron violates any of the conditions, obligations and covenants (including restrictive covenants that continue to apply for specified periods post-termination of employment) set forth in the agreement, and

•                  Mr. Heffron will be obligated to comply with certain conditions, obligations and covenants (including restrictive covenants) set forth in the agreement.  Such restrictive covenants will include non-competition and non-solicitation restrictions that apply for a period of seven years following the termination of his employment with BGC and its affiliates for any reason.

Non-Employee Director Compensation

For a description of the compensation earned by GFI’s directors, reference is made to pages 34-35 of the 2014 Proxy Statement, which is filed as Exhibit (e)(3) to this Statement, incorporated herein by reference and qualifies the foregoing in its entirety.

Special Committee Compensation

As compensation for services rendered in connection with serving on the Special Committee, Messrs. Fanzilli and Magee and Ms. Cassoni each received a fee of $75,000.  On December 4, 2014, the Board approved a fee of an additional $75,000 for each member of the Special Committee as compensation for such services. On December 3, 2014, Ms. Cassoni resigned from the Special Committee for personal reasons, effective on December 5, 2014. Ms. Cassoni will not receive the additional $75,000.

Resignation and Appointment of Executive Officers

On June 4, 2014, Christopher Giancarlo provided notice to GFI of his intention to resign from his position as Executive Vice President in connection with his confirmation by the United States Senate to serve as a Commissioner of the Commodities Futures Trading Commission. The resignation became effective on June 10, 2014.

On July 22, 2014, the Board appointed Thomas J. Cancro as GFI’s principal accounting officer.  On February 2, 2015, Thomas Cancro provided notice to the Company of his intention to resign from his position as the Company’s principal accounting officer in order to pursue other opportunities.  The resignation will be effective on March 15, 2015.

Indemnification of Directors and Officers

Indemnification Provisions under Delaware Law

GFI is organized under the laws of Delaware.  Pursuant to Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”), a corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees) actually and reasonably incurred by the person if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless the Court of Chancery of the State of Delaware or the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper.  Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation.  Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such officer or director, as applicable, against the expenses actually and reasonably incurred by such officer or director.

Indemnification Under GFI’s Organizational Documents

Consistent with Section 145 of the DGCL, the Bylaws provide that GFI shall indemnify and hold harmless to the fullest extent permitted by the DGCL against all expense, liability and loss reasonably incurred by any person made or threatened to be made a party to or is otherwise involved in any proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or a person of whom such person is the legal representative is or was a director or an officer of GFI or is or was serving at the request of GFI as a director, officer, employee or agent of any other corporation or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, except with respect to proceedings seeking to enforce rights to indemnification, in which case GFI shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding (or part of such proceeding) was authorized by the Board.  The Bylaws also provide that GFI may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of GFI or another corporation or other enterprise against any expense, liability or loss, whether or not GFI would have the power to indemnify such person against such expense, liability or loss under the DGCL.

In accordance with Section 102(b)(7) of the DGCL, the Charter provides that, to the fullest extent permitted by the DGCL, a director of the corporation shall not be personally liable to GFI or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to GFI or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Tender Offer Agreement Provisions

Under the Tender Offer Agreement, from and after the date of the Offer Closing, BGC and its subsidiaries will, in their capacities as a stockholder of GFI, use commercially reasonable efforts to take actions reasonably necessary to cause GFI to indemnify and hold harmless, and provide advancement of expenses to, each present and former director and officer of GFI, and any person who becomes a director or officer of GFI between the date of the Tender Offer Agreement and the date of the Offer Closing, for all acts and omissions occurring at or prior to the date of the Offer Closing to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Tender Offer Agreement pursuant to GFI’s constituent documents and indemnification agreements, if any, in existence on the date of the Tender Offer Agreement with any indemnified persons. BGC and its subsidiaries will not, in their capacities as a stockholder of GFI, permit GFI or any of its affiliates, to amend, repeal or otherwise modify the constituent documents of GFI in any manner that would adversely affect the rights thereunder of any indemnified persons.

The Tender Offer Agreement further provides that, prior to the date of the Offer Closing, BGC and its subsidiaries will, in their capacities as a stockholder of GFI, use commercially reasonable efforts to take actions reasonably necessary to cause GFI to obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time (as defined in the Tender Offer Agreement) with respect to directors’ and officers’ and employed lawyers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as GFI’s existing policies with respect to matters existing or occurring at or prior to the Effective Time, subject to certain limitation and premium thresholds.

Item 4.  The Solicitation or Recommendation

Item 4 of the Statement is hereby amended by restating the section entitled “Recommendations of the Special Committee and the Board” in its entirety as follows:

Recommendations of the Board

GFI has entered into the Tender Offer Agreement with Purchaser and BGC which provides, among other things, that Purchaser, pursuant to the Offer, shall offer to purchase all of the issued and outstanding Shares for cash consideration of $6.10 per Share, net to the seller in cash.  In addition, the Tender Offer Agreement provides that for a period of 21 days commencing upon the earlier of the one-year anniversary of the Tender Offer Agreement and the termination of that certain Support Agreement, dated as of July 30, 2014, by and among CME Group Inc., JPI, New JPI Inc., and the other signatories thereto (the “Support Agreement”), JPI will have the right to require BGC and the Board to complete one or more mergers involving each of JPI (or its successor in interest) and GFI in which (a) each Share of GFI would be converted into the right to receive an amount in cash equal to $6.10 and (b)(i) each share of outstanding common stock of JPI (or its successor in interest) (other than any dissenting shares) beneficially owned directly or indirectly by Messrs. Gooch and Heffron would be converted into shares of BGC Class A common stock and (ii) each other share of outstanding common stock of JPI (or its successor in interest) (other than any dissenting shares) would be converted into cash representing 30% of the per share consideration and shares of BGC Class A common stock representing 70% of the per share consideration (such per share consideration paid in the JPI merger to be based upon the $6.10 per share Offer Price multiplied by the number of Shares of GFI held by JPI immediately prior to the merger with JPI, with the portion of such consideration paid in BGC Class A common stock valued at $9.46 per share of BGC Class A common stock, which was the closing per share price of BGC Class A common stock on the trading day prior to the execution of the Tender Offer Agreement).  The merger consideration to be received by Messrs. Gooch and Heffron in the JPI merger will be reduced for any damages resulting from violations by Mr. Gooch or Mr. Heffron of their restrictive covenants and other matters.  As a result of the back-end mergers, all outstanding shares of GFI will be held, directly or indirectly, by BGC.

After careful consideration of the unanimous determination and recommendation of the Special Committee, including a thorough review of the terms and conditions of the Tender Offer Agreement and the transactions contemplated thereby, including the Offer, in consultation with outside legal counsel, and other factors considered by the Board, the Board has unanimously (i) determined that the terms of the Tender Offer Agreement and the Offer are advisable, fair to and in the best interests of GFI and its stockholders, (ii) approved the Tender Offer Agreement and the Offer and (iii) recommended that GFI stockholders ACCEPT the Offer and TENDER their Shares pursuant to the Offer.

Accordingly, the Board unanimously recommends that you ACCEPT the Offer and TENDER all of your Shares pursuant to the Offer.  Please see “The Solicitation or Recommendation—Reasons for Recommendations of the Special Committee and the Board” below for further detail.

Item 4 of the Statement is further amended and supplemented by adding the following text to the end of the subsection entitled “Background of the Offer”:

On February 2 and February 3, 2015, representatives of BGC and GFI discussed the possibility of a consensual transaction whereby Purchaser offers to purchase all of the issued and outstanding Shares for a cash consideration of $6.10 per Share, net to the seller in cash.

On February 4, 2015, Wachtell, the legal counsel for BGC, sent to Willkie Farr & Gallagher LLP, the legal counsel for GFI (“Willkie Farr”), a term sheet outlining the potential terms of the $6.10 per Share transaction (the “Term Sheet”).  Also, on February 4, 2015, Purchaser extended the Offer until 5:00 p.m., New York City time, on February 19, 2015.

On February 5, 2015, BGC and GFI entered into a mutual confidentiality agreement.

On February 5 through February 8, 2015, BGC, GFI and their respective legal counsels negotiated the Term Sheet until it was in agreed form.  During the course of the negotiations, GFI and its legal counsels proposed that BGC increase the price to be paid in the Offer to $6.20 per Share.

On February 11, 2015, counsel for BGC sent counsel for GFI a draft of the Tender Offer Agreement providing for the acquisition of each GFI Share for $6.10 per Share.

On February 12, 2015, counsel for GFI sent counsel for BGC a revised draft of the Tender Offer Agreement and a draft of the disclosure schedules.  The revised draft sent by counsel for GFI reflected an increase in the price to be paid in the Offer to $6.20 per Share.

On February 13, 2015, the Board met to discuss the status of the negotiations with BGC and other potential strategic transactions.

On February 14, 2015, counsel for BGC sent counsel for GFI a revised draft of the Tender Offer Agreement providing for the acquisition of each GFI Share for $6.10 per Share.

On February 16, 2015, counsel for BGC sent counsel for GFI a revised draft of the disclosure schedules.

On February 17, 2015, counsel for GFI sent counsel for BGC a revised draft of the Tender Offer Agreement and a revised draft of the disclosure schedules.

On February 18 and 19, 2015, BGC, GFI and their respective counsels, including counsel to the Special Committee, met at the offices of BGC’s counsel and negotiated the Tender Offer Agreement, including the price to be paid in the Offer, disclosure schedules and terms and forms of the related agreements.  During the course of the negotiations, GFI and its legal counsels again proposed that BGC increase the price to be paid in the Offer to $6.20 per Share, but BGC insisted that the price to be paid would remain at $6.10 per Share.

On February 19, 2015, the Special Committee, together with representatives of White & Case, RLF and Greenhill, met to discuss the draft Tender Offer Agreement received from representatives of BGC.  Representatives of White & Case described to the Special Committee the terms of the draft Tender Offer Agreement.  Representatives of Greenhill led the Special Committee through its financial and valuation analysis of the Offer, which is described below under the section entitled “ — Opinion of the Special Committee’s Financial Advisor.”  Following that discussion, based upon Greenhill’s financial and valuation analysis of GFI, Greenhill gave its fairness opinion to the Special Committee orally regarding the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares in the Offer to such holders, which was later confirmed and delivered in writing and such fairness opinion is attached to this Statement as Annex A.

After considering, among other items, the proposed terms of the Tender Offer Agreement and taking into consideration Greenhill’s fairness opinion and the other factors described under the section entitled “— Reasons for the Recommendation,” the Special Committee, in consultation with its independent financial advisor and outside legal counsel, unanimously (i) determined that the Tender Offer Agreement and the Offer are advisable, fair to and in the best interests of GFI and GFI stockholders and recommended that the Board approve the Tender Offer Agreement and the Offer and that GFI stockholders accept the Offer and tender their Shares pursuant to the Offer, (ii) resolved to recommend to the Board that JPI and/or its affiliates pay to GFI stockholders that are not stockholders of JPI the $0.10 price difference between the terms of the January 20 Tender Offer Agreement and the Offer and (iii) determined to take no position with regard to the compensation arrangements in connection with the Offer.

Immediately following the Special Committee meeting, the Board (including the members of the Special Committee) met with the Special Committee’s independent financial advisor and outside legal counsel as well as with the outside legal counsel of the Board to review the draft Tender Offer Agreement and the transactions contemplated thereby, including the Offer.  The Special Committee delivered its unanimous recommendation to the Board with respect to the Tender Offer Agreement and the Offer.  After careful consideration of the unanimous determination and recommendation of the Special Committee, the Board (including the members of the Special Committee), in consultation with outside legal counsel, notwithstanding the determination and recommendation of the Special Committee, unanimously and unconditionally (i) determined that the Tender Offer Agreement and the Offer are advisable, fair to and in the best interests of GFI and GFI stockholders, (ii) approved the Tender Offer Agreement and the Offer providing for the acquisition of each GFI Share for $6.10 per Share, and (iii) recommended that GFI stockholders accept the Offer and tender their Shares pursuant to the Offer.

Later that same day, BGC, Purchaser and GFI entered into the Tender Offer Agreement.

On February 20, 2015, BGC, Purchaser and GFI announced that they had entered into the Tender Offer Agreement, a copy of which is filed as Exhibit (e)(37) hereto, pursuant to which Purchaser and BGC agreed, among other things, to amend the Offer on the date of the Tender Offer Agreement to reflect the terms and conditions of the Tender Offer Agreement by filing an amendment and supplement to the Offer to Purchase. On February 20, 2015, BGC amended the terms of the Offer accordingly.

Item 4 of the Statement is further amended by replacing in its entirety the subsection entitled “Reasons for the Recommendations of the Special Committee and the Board” with the following:

Reasons for Recommendation of the Special Committee and the Board

After careful consideration, including a thorough review of the terms and conditions of the Tender Offer Agreement and the transactions contemplated thereby, including the Offer, in consultation with its independent financial advisor and outside legal counsel, the Special Committee, at a meeting held on February 19, 2015, unanimously (i) determined that the terms of the Tender Offer Agreement and the Offer are advisable, fair to and in the best interests of GFI and its stockholders, (ii) approved the Tender Offer Agreement and the Offer and (iii) recommended that GFI stockholders ACCEPT the Offer and TENDER their Shares pursuant to the Offer.

After careful consideration of the unanimous determination and recommendation of the Special Committee, including a thorough review of the terms and conditions of the Tender Offer Agreement and the transactions contemplated thereby, including the Offer, in consultation with outside legal counsel, and other factors considered by the Board, the Board, at a meeting held on February 19, 2015, unanimously (i) determined that the terms of the Tender Offer Agreement and the Offer are advisable, fair to and in the best interests of GFI and its stockholders, (ii) approved the Tender Offer Agreement and the Offer and (iii) recommended that GFI stockholders ACCEPT the Offer and TENDER their Shares pursuant to the Offer.

In reaching their respective determinations to recommend that GFI stockholders accept the Offer, the Special Committee and the Board, in consultation with the Special Committee’s independent financial advisor and their respective outside legal counsel, each considered numerous factors, including, but not limited to, the following:

•                  Best Alternative Currently Available.  GFI’s thorough exploration of the availability of a transaction that reflected the full intrinsic value of the Company.  Despite (i) a number of processes with respect to potential strategic transactions over a two plus year period conducted by the Board and its financial advisor and the Special Committee and its financial advisor prior to GFI’s entering into the agreements related to the CME Transaction, (ii) the significant publicity during the pendency of the CME Transaction and in respect of BGC’s initial offers, and (iii) the exploration of potential strategic alternatives after the termination of the agreements related to the CME Transaction, no other party was willing to propose a transaction that provided more value to GFI stockholders than the Offer, leading the Special Committee and the Board to conclude that the Offer represents the best alternative currently available to GFI and its stockholders.

•                  Other Strategic Alternatives.  The Special Committee and the Board believe that consummation of the Offer represents the Company’s best prospect for maximizing stockholder value in the near term, including the respective assessment by each of the Special Committee and the Board, after consultation with the Company’s management and their respective legal and financial advisors, of various strategic and other alternatives considered by it, including, among other things, a sale of GFI, a reorganization of GFI and related sale of Trayport, FENICS and/or the IDB Business individually, other proposed transaction structures and continued operation as an independent public company and, in each case, taking into account the potential benefits, risks, timing and uncertainties associated with such opportunities.  In addition, the Special Committee and the Board believe that the Company’s ability to consummate any alternative strategic transaction in the near term would be difficult.

•                  Premium to Historical Trading Prices of Shares.  The price to be paid per Share pursuant to the Offer reflects a 96% premium to the closing price of $3.11 on the NYSE on July 29, 2014, the last trading day prior to the announcement of the CME Transaction.

•                  Full and Fair Value.  The Special Committee and the Board believe that the Offer Price represents full and fair value for the Shares, taking into account the Special Committee’s and the Board’s familiarity with GFI’s current and historical financial condition, results of operation, business, competitive position and prospects as well as GFI’s future business plan, the risks related thereto, and potential long-term value.  In addition, the Special Committee and the Board considered the presentation by Greenhill to the Special Committee on February 19, 2015 and the oral opinion delivered by Greenhill to the Special Committee (which was subsequently confirmed in writing) that, as of such date and based upon and subject to the assumptions made, matters considered and limitations on the scope of review undertaken by Greenhill as set forth in its written opinion, the Offer Price to be received by the holders of Shares in the Offer was fair, from a financial point of view, to such holders.

•                  Likelihood of Completion.  The Special Committee and the Board believe that the transactions contemplated by the Tender Offer Agreement, including the Offer, are very likely to be completed promptly, based upon, among other things, the fact that pursuant to the Tender Offer Agreement, BGC’s and Purchaser’s obligations are subject to very limited conditions.  Among those limited conditions is the 43% Minimum Tender Condition (a condition that has been previously satisfied).

•                  Structure of the Transaction.  The anticipated timing of consummation of the transactions contemplated by the Tender Offer Agreement, including the structure of the transactions as an amendment to an outstanding tender offer for all of the outstanding Shares, allows GFI stockholders (other than JPI and other affiliated stockholders) to receive cash consideration for their Shares on a prompt basis, earlier than in an alternative form of transaction, reducing the period of uncertainty during the pendency of the transaction on stockholders.

•                  Cash Consideration.  The form of consideration to be paid to holders of Shares in the Offer is cash, which will provide certainty of value to GFI stockholders.

•                  Back-End Mergers.  The obligation of BGC to complete back-end mergers with GFI and JPI, upon the request of JPI within the period of 21 days following the earlier of the expiration or termination of the Support Agreement or one year from the date of the Tender Offer Agreement, in which GFI stockholders (including JPI) who have not tendered their Shares in the Offer would receive the same value as in the Offer.

•                  Loss of Opportunity.  The Special Committee and the Board considered the possibility that, if it declined to adopt the Tender Offer Agreement, there may not be another opportunity for GFI stockholders to receive a comparably priced transaction and that the short-term market price for the Shares could fall below the Offer Price, and possibly substantially below the value of the Offer Price.

Board’s Ability to Change or Withdraw its Recommendation.  The Board, upon the recommendation of the Special Committee, is permitted pursuant to the terms of the Tender Offer Agreement to withdraw, modify or change its recommendation in favor of the Offer, in a manner adverse to BGC or Purchaser, under certain circumstances specified in the Tender Offer Agreement, including in connection with an unsolicited superior proposal after complying with the terms of the Tender Offer Agreement, subject to payment of a termination fee of $27,005,057 if, as a result, an unsolicited superior proposal is consummated within twelve months from the date of termination.  The Board also considered potential risks relating to the Offer, including the following:

•                  No Stockholder Participation in Future Growth or Earnings.  The nature of the transaction as a cash transaction will prevent stockholders from being able to participate in any future earnings or growth of GFI and stockholders will not benefit from any potential future appreciation in the value of the Shares.

•                  Termination Fee.  Under certain circumstances specified in the Tender Offer Agreement, GFI could be obligated to pay BGC a termination fee in the amount of $27,005,057.

•                  Interests of Management.  Certain members of the Board and executive officers of the Company may have potential conflicts of interest, including those arrangements described more fully under Item 3. “Past Contacts, Transactions, Negotiations, and Agreements” of this Statement, that may cause such executive officers to be more or less likely to support the approval and adoption of the Tender Offer Agreement and the Offer than if they did not have these interests and which interests may be different from those of GFI stockholders generally.

•                  Taxable Consideration.  Any “gain” from the Offer as contemplated by the Tender Offer Agreement would be taxable to stockholders for U.S. federal income tax purposes.

The Special Committee and the Board each determined that overall these potential countervailing factors and risks associated with the Tender Offer Agreement and the Offer were outweighed by the benefits that the Special Committee and the Board expect to achieve for GFI stockholders as a result of the Tender Offer Agreement and the Offer.  The Special Committee and the Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER ALL YOUR SHARES PURSUANT TO THE OFFER.

The Board reserves the right to revise this recommendation, to the extent permitted by the terms of the Tender Offer Agreement. Any such change in the recommendation of the Board will be communicated to GFI stockholders as promptly as practicable in the event such determination is reached.

The foregoing discussion of the material factors considered by the Special Committee and the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with their evaluation of the Offer, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching their recommendations. In addition, individual members of the Special Committee and the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board approved the terms of the Offer and recommended that holders of the Shares tender their Shares pursuant to the Offer.

Opinion of the Special Committee’s Financial Advisor

On February 19, 2015, at a meeting of the Special Committee, Greenhill delivered to the Special Committee its oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 19, 2015, that, as of such date and based upon the procedures followed and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Greenhill as set forth in its written opinion, the Offer Price to be received by the holders of Shares in the Offer was fair, from a financial point of view, to such holders.

The full text of Greenhill’s written opinion, dated February 19, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limits on the opinion and the review undertaken in connection with rendering the opinion, is attached as Annex A to this Statement and is incorporated herein by reference. The opinion was addressed to the Special Committee and addresses only the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares in the Offer to such holders. The opinion does not express a view as to any other aspect of the Offer or the other transactions contemplated by the Tender Offer Agreement (including without limitation any “Back-End Merger” as defined in the Tender Offer Agreement, which are collectively referred to as Back-End Mergers in this Statement) and does not constitute a recommendation to the Special Committee, the Board or to any other person in respect of the Offer, including as to whether any holder of Shares should tender its Shares in the Offer. The opinion replaces and supersedes Greenhill’s opinion dated January 11, 2015 in all respects. The summary of Greenhill’s opinion that is set forth below is qualified in its entirety by reference to the full text of the opinion. GFI stockholders are urged to read the opinion in its entirety.

In connection with rendering its opinion, Greenhill, among other things:

1.              reviewed the draft of the Tender Offer Agreement dated as of February 19, 2015;

2.              reviewed certain publicly available financial statements of GFI and BGC;

3.              reviewed certain other publicly available business and financial information relating to GFI and BGC that it deemed relevant;

4.              reviewed certain information, including financial forecasts and other financial and operating data concerning GFI prepared by the management of GFI as described in the section entitled “Reasons for Recommendation of the Special Committee and the Board—Certain Forecasts” beginning on page 25 of this Statement;

5.              reviewed certain information, including financial forecasts and other financial and operating data concerning the IDB Business, Trayport and FENICS, prepared by the management of GFI as described in the section entitled “Reasons for Recommendation of the Special Committee and the Board—Certain Forecasts” beginning on page 25 of this Statement;

6.              discussed the past and present operations and financial condition and the prospects of GFI with senior executives of GFI;

7.              discussed the past and present operations and financial condition and the prospects of the IDB Business, Trayport and FENICS with senior executives of GFI;

8.              reviewed the historical market prices and trading activity for GFI Common Stock and analyzed its implied valuation multiples;

9.              compared the Offer Price with certain published Wall Street analyst price targets for GFI Common Stock that it deemed appropriate;

10.       compared the Offer Price with that received in certain publicly available transactions that it deemed relevant;

11.       compared the Offer Price with the trading valuations of certain publicly traded companies that it deemed relevant;

12.       compared the Offer Price to the valuation derived by discounting future cash flows and a terminal value of the business at discount rates it deemed appropriate;

13.       participated in discussions and negotiations among representatives of GFI and its legal advisors and representatives of BGC and its legal and financial advisors; and

14.       performed such other analyses and considered such other factors as it deemed appropriate.

In giving its opinion, Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to it by representatives and management of GFI and BGC for the purposes of its opinion. Greenhill further relied upon the assurances of the representatives and management of GFI and BGC, as applicable, that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts and projections and other data that were furnished or otherwise provided to it, Greenhill assumed that such financial forecasts, projections and other data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of GFI as to those matters, and Greenhill relied upon such financial forecasts, projections and other data in arriving at its opinion. Greenhill expressed no opinion with respect to such financial forecasts, projections and other data or the assumptions upon which they were based. Greenhill did not make any independent valuation or appraisal of the assets or liabilities of GFI, nor was Greenhill furnished with any such appraisals. Greenhill assumed that the Offer will be consummated in accordance with the terms set forth in the Tender Offer Agreement, which Greenhill further assumed would be identical in all material respects to the draft of the Tender Offer Agreement that Greenhill reviewed, and without waiver of any material terms or conditions set forth in the Tender Offer Agreement. Greenhill further assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the Offer will be obtained without any effect on GFI, BGC, the Offer or the contemplated benefits of the Offer meaningful to Greenhill’s analysis. Greenhill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, February 19, 2015. It should be understood that subsequent developments may affect Greenhill’s opinion, and Greenhill does not have any obligation to update, revise, or reaffirm its opinion.

Greenhill acted as financial advisor to the Special Committee in connection with the Offer and will receive fees of $4,250,000 for services rendered in connection with the Offer (including rendering its opinion), $2,750,000 of which is contingent on the consummation of the Offer. In addition, GFI has agreed to indemnify Greenhill for certain liabilities arising out of its engagement. During the two years preceding the date of its opinion Greenhill had not been engaged by or received any compensation from GFI, Purchaser or any other parties to the Tender Offer Agreement (other than any amounts that were paid to Greenhill under the letter agreement pursuant to which Greenhill was retained as a financial advisor to the Special Committee).

Greenhill’s opinion was for the information of the Special Committee and was rendered to the Special Committee in connection with their consideration of the Offer and should not be used for any other purpose without Greenhill’s prior written consent. Greenhill did not express an opinion as to any aspect of the Offer other than the fairness, from a financial point of view, of the Offer Price to be received by the holders of GFI Common Stock in the Offer to such holders, or the other transactions contemplated by the Tender Offer Agreement (including without limitation any Back-End Merger). Greenhill expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of GFI, or any class of such persons relative to the Offer Price to be received by the holders of GFI Common Stock in the Offer or with respect to the fairness of any such compensation. Greenhill’s opinion was approved by its fairness committee. Greenhill’s opinion was not intended to be and did not constitute a recommendation to the members of the Special Committee or the Board as to whether they should recommend or approve the Offer or the Tender Offer Agreement, nor did it constitute a recommendation as to whether GFI stockholders should tender their Shares in the Offer.

Summary of Greenhill’s Financial Analyses

The following is a summary of the material financial analyses provided by Greenhill to the Special Committee in connection with rendering its opinion described above. The summary set forth below does not purport to be a complete description of the analyses performed by Greenhill, nor does the order of analyses as set forth below represent the relative importance or weight given to those analyses by Greenhill. All methodologies must be viewed in context as no single valuation methodology provides a complete picture. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are not alone a complete description of Greenhill’s financial analyses.

Sum of the Parts Analysis

Greenhill performed a sum of the parts analysis of GFI based on the hypothetical standalone trading valuations for the IDB Business and Trayport and FENICS, which are collectively referred to as GFI’s Technology Businesses in this Statement.

In performing this analysis, Greenhill reviewed and compared various financial multiples, ratios and operating and trading statistics of GFI, the IDB Business and GFI’s Technology Businesses to corresponding financial multiples, ratios and operating and trading statistics for publicly traded companies selected by Greenhill. The companies selected by Greenhill comprised four institutional broker companies (namely, ICAP plc, BGC, Tullett Prebon plc and Compagnie Financiere Tradition SA) and three technology companies (namely, MarketAxess Holdings Inc., Fidessa Group plc and First Derivatives plc).

Although none of the selected companies is directly comparable to GFI, Greenhill chose these companies because they had publicly traded equity securities and were deemed to be similar to either the IDB Business or GFI’s Technology Businesses in one or more respects, including the nature of their business, size, diversification, financial performance and geographic concentration. However, because of the inherent differences between the business, operations and prospects of GFI and those of the selected companies, Greenhill believes that it is inappropriate to, and therefore did not, rely solely on the numerical results of the sum of the parts analysis. Accordingly, Greenhill also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of GFI and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, revenue mix, profitability levels and degree of operational risk between GFI and the companies included in the selected company analysis. Greenhill also made judgments as to the relative comparability of the various financial multiples, ratios and operating and trading statistics with respect to those companies.

For each of the selected companies, Greenhill calculated and reviewed, among other information, the ratio of enterprise value to estimated EBITDA for calendar year 2014 (or reported last twelve months, which is referred to as LTM in this Statement, June 2014 results, where 2014 forward estimates were not available). For purposes of this calculation, Greenhill utilized an enterprise value for each company derived by the sum of: (1) the product of the number of basic shares outstanding of that company as reported in its most recent public filings and that company’s closing share price on February 18, 2015; and (2) the applicable company’s outstanding net debt as reported in its most recent public filings. Estimated EBITDA for calendar year 2014 was based on publicly available consensus estimates as of February 18, 2015 (or last twelve month results as of June 2014, where 2014 forward estimates were not available). The following table summarizes the mean and median enterprise value to estimated EBITDA multiples for the selected companies reviewed by Greenhill:

Mean / Median	EV / EBITDA (2014E)
IDB Mean	9.2	x
IDB Median	9.3	x
Technology Mean	18.0	x
Technology Median	20.5	x
Overall Mean	13.0	x
Overall Median	12.2	x

Based upon Greenhill’s judgment and experience, Greenhill then selected two reference ranges of multiples of enterprise values to estimated 2014 EBITDA, one for the IDB Business and one for GFI’s Technology Businesses. In determining its reference ranges of multiples for the IDB Business, Greenhill viewed Tullett Prebon plc as the most similar company to the IDB Business and therefore chose a range more weighted toward its observed enterprise value to estimated EBITDA multiple. For GFI’s Technology Businesses, Greenhill’s reference range more closely aligned with the simple mean and median of the selected companies.  EBITDA was calculated as (1) pre-tax operating income in the Updated Management Projections plus (2) depreciation plus (3) amortization of sign-on bonuses less (4) cash sign-on bonuses issued. Cash sign-on bonuses, and the associated amortization of such bonuses, were negligible for GFI’s Technology Businesses and accordingly neither component is relevant to the calculation of the EBITDA for GFI’s Technology Businesses. Greenhill then calculated ranges of implied enterprise values for the IDB Business and for GFI’s Technology Businesses by applying the applicable reference range to GFI’s projected EBITDA for 2014 included in the Updated Management Projections for the applicable business. In performing these calculations, Greenhill converted Trayport’s EBITDA for 2014 included in the Updated Management Projections from pounds sterling into U.S. dollars at an exchange rate of 1.5362 as of February 18, 2015. Greenhill calculated a range of implied per share prices for GFI Common Stock by dividing: (1) the sum of the ranges of implied enterprise values for each line of business, less (i) GFI’s net debt amount (calculated as $240 million of long-term borrowings, plus an after-tax make whole fee payable on GFI’s debt of $35.0 million payable upon a breakup of GFI, less excess cash of $35.3 million and (ii) GFI’s estimated restricted stock unit liability as of February 28, 2015 (calculated as 13.9 million restricted stock units, the number of restricted stock units GFI management estimated would be outstanding as of February 28, 2015, multiplied by the per share price of GFI Common Stock implied by the analysis); by (2) the basic number of Shares that GFI management estimated would be outstanding as of February 28, 2015.  In performing this analysis, Greenhill assumed a tax-free separation of GFI’s lines of business.  In performing this analysis, Greenhill also assumed that the amount of GFI’s excess cash, for purposes of calculating net debt, was $35.3 million based upon discussions with, and information provided by, GFI’s management.  Based upon this information, Greenhill understood that this amount reflected GFI’s excess cash after giving effect to regulatory and other constraints.

The following table reflects the reference ranges of multiples and implied valuations calculated by Greenhill in performing this analysis:

	2014E	Multiple					Value
($ in millions, except per share values)	EBITDA	Low			High		Low		High
IDB (Gross of RSU liability)(1)	$36.0	5.5	x	—	6.5	x	$197.8	—	$233.7
Trayport & FENICS	52.4	12.5	x	—	14.0	x	655.3	—	733.9
Implied Enterprise Value	$88.4	9.7	x	—	10.9	x	$853.1	—	$967.6
Less: Net Debt and Make Whole							(239.7)	—	(239.7)
Less: RSU Liability							(60.0)	—	(71.2)
Implied Equity Value							$553.4	—	$656.7
Basic Shares Outstanding							127.9	—	127.9
Implied Share Price							$4.33	—	$5.14

(1)         EBITDA was calculated as (1) pre-tax operating income in the Updated Management Projections plus (2) depreciation plus (3) amortization of sign-on bonuses less (4) cash sign-on bonuses issued.

This analysis resulted in a range of implied per share prices for GFI Common Stock of $4.33 to $5.14. Greenhill compared this range to (i) GFI’s closing stock price on July 29, 2014, the day before the announcement of the CME Transaction, of $3.11 per share, (ii) GFI’s closing stock price on February 18, 2015 of $6.00 per share and (iii) the $6.10 per share Offer Price to be received in the Offer.

Comparable Company Trading Valuation Analysis

Greenhill performed a comparable company trading valuation analysis of GFI. In performing this analysis, Greenhill reviewed and compared various financial multiples, ratios and operating and trading statistics for GFI, the IDB Business and GFI’s Technology Businesses to corresponding financial multiples, ratios and operating and trading statistics for the publicly traded companies described above.

Although none of the selected companies is directly comparable to GFI, Greenhill chose these companies because they had publicly traded equity securities and were deemed to be similar to GFI in one or more respects, including the nature of their business, size, diversification, financial performance and geographic concentration. However, because of the inherent differences between the business, operations and prospects of GFI and those of the selected companies, Greenhill believes that it is inappropriate to, and therefore did not, rely solely on the numerical results of the comparable company trading valuation analysis. Accordingly, Greenhill also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of GFI and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, revenue mix, profitability levels and degree of operational risk between GFI and the companies included in the selected company analysis. Greenhill also made judgments as to the relative comparability of the various financial multiples, ratios and operating and trading statistics with respect to those companies.

For each of the selected companies, Greenhill calculated and reviewed, among other information, the multiples described above under the sum of the parts analysis.

Based upon Greenhill’s judgment and experience, Greenhill then selected a reference range of multiples of enterprise values to estimated 2014 EBITDA for GFI. In determining its reference ranges of multiples for GFI as a whole (inclusive of the IDB Business and GFI’s Technology Businesses), Greenhill viewed ICAP plc as the most similar company and therefore chose a range more weighted toward its observed enterprise value to estimated EBITDA multiple.  Greenhill then calculated a range of implied enterprise values for GFI by applying the reference range to GFI’s projected EBITDA for 2014 included in the Updated Management Projections. In calculating this range of implied enterprise values, Greenhill converted Trayport’s EBITDA for 2014 included in the Updated Management Projections from pounds sterling into U.S. dollars at an exchange rate of 1.5362 as of February 18, 2015. Greenhill then used this range of implied enterprise values, and subtracted GFI’s net debt amount as disclosed in public filings (calculated as $10 million of short-term borrowings, plus $240 million of long-term borrowings, less $166 million of cash and cash equivalents) and the liability of restricted stock units (calculated as 13.9 million restricted stock units, the number of restricted stock units GFI management estimated would be outstanding as of February 28, 2015, multiplied by the per share price of GFI Common Stock implied by the analysis), to calculate implied equity value, which was divided by the basic number of Shares that GFI management estimated would be outstanding as of February 28, 2015, to calculate a range of implied per share prices for GFI Common Stock.  For purposes of this analysis, Greenhill utilized the amount of cash and cash equivalents reflected in GFI’s publicly available financial statements (and not the excess cash amount utilized in the sum of the parts, discounted cash flow and precedent transactions analyses) for comparability purposes because the comparable company trading valuation analysis was based on publicly available information and GFI’s excess cash amount was not publicly available.

The following table reflects the reference range of multiples and implied valuations calculated by Greenhill in performing this analysis:

	2014E	Multiple					Value
($ in millions, except per share values)	EBITDA	Low			High		Low		High
	$88.4	7.5	x	—	9.0	x	$662.9	—	$795.4
Implied Enterprise Value							$662.9	—	$795.4
Less: Net Debt							(84.2)	—	(84.2)
Less: RSU Liability							(56.6)	—	(69.6)
Implied Equity Value							$522.1	—	$641.7
Basic Shares Outstanding							127.9	—	127.9
Implied Share Price							$4.08	—	$5.02

This analysis resulted in a range of implied per share prices for GFI Common Stock of $4.08 to $5.02. Greenhill compared this range to (i) GFI’s closing stock price on July 29, 2014, the day before the announcement of the original GFI Merger Agreement, of $3.11 per share, (ii) GFI’s closing stock price on February 18, 2015 of $6.00 per share and (iii) the $6.10 per share Offer Price to be received in the Offer.

Discounted Cash Flow Analysis

In performing its valuation analyses, Greenhill observed, upon consultation with GFI’s management, that there are a number of characteristics that made it difficult for management to produce financial projections that have a high degree of reliability and accuracy for the IDB Business. Among other things, as confirmed through discussions with GFI’s management, revenues of the IDB Business are in large part tied to trading volumes in the markets for various asset classes which are inherently difficult to forecast due to the impact of various exogenous factors, such as market sentiment, volatility, performance of market players and regulatory changes, on trading volumes. Recent regulatory changes have introduced additional uncertainty into the current operating environment for institutional broker-dealers. Greenhill also noted that budgets prepared by management over the past several years for the IDB Business differed meaningfully from actual performance of the business. In light of the above, Greenhill viewed the discounted cash flow analysis for the IDB Business as relatively less meaningful than the other valuation methodologies.

Greenhill performed a discounted cash flow analysis of GFI that was comprised of separate calculations for the IDB Business and for GFI’s Technology Businesses. With respect to the IDB Business, Greenhill performed two discounted cash flow analyses, one using the Updated Management Projections and another using the Final Credit Case Projections.

IDB Standalone Scenario.  Greenhill performed a discounted cash flow analysis of the IDB Business using the Updated Management Projections for the calendar years 2015 through 2018. Greenhill calculated a range of implied present values of the unlevered, after-tax free cash flows that the IDB Business was projected to generate under the Updated Management Projections from January 1, 2015 through December 31, 2018 using discount rates ranging from 10.6% to 11.6%, reflecting an estimate of the IDB Business’s weighted average cost of capital, which is referred to as WACC in this Statement. Greenhill calculated the WACC based on assumptions regarding the equity risk premium, levered beta, risk free rate, capital structure, cost of debt, tax rate and size-based risk premium. Greenhill also calculated a range of terminal values for the IDB Business using terminal multiples ranging from 5.5x to 6.5x of estimated EBITDA for the IDB Business for calendar year 2018 from the Updated Management Projections. The amortization, over the forecast period, of the restricted stock unit liability included in the Updated Management Projections have been incorporated into Greenhill’s DCF analysis, in both the IDB Standalone and IDB Credit Scenarios (described below). The estimated range of terminal values was then discounted to present value as of January 1, 2015, using discount rates ranging between 10.6% to 11.6%. Greenhill then added the range of net present values of the standalone, unlevered, after-tax free cash flows for calendar years 2015 through 2018 to the range of present values of the terminal value to derive a range of implied enterprise values, net of the restricted stock unit liability, for the IDB Business of $300 million to $348 million.

IDB Credit Scenario.  Greenhill also performed a discounted cash flow analysis of the IDB Business using the Final Credit Case Projections for the calendar years 2015 through 2018. Greenhill calculated a range of implied present values of the unlevered, after-tax free cash flows that the IDB Business was projected to generate under the Final Credit Case Projections from January 1, 2015 through December 31, 2018 using discount rates ranging from 10.6% to 11.6%, reflecting an estimate of the IDB Business’s WACC. Greenhill calculated the WACC in the same manner, and applied the same range of terminal multiples, as it had under the IDB Standalone Scenario (described above). The estimated range of terminal values was then discounted to present value as of January 1, 2015, using discount rates ranging between 10.6% to 11.6%. Greenhill then added the range of net present values of the standalone, unlevered, after-tax free cash flows for calendar years 2015 through 2018 to the range of present values of the terminal value to derive a range of implied enterprise values, net of the restricted stock unit liability, for the IDB Business of $387 million to $453 million.

Trayport and FENICS.  Greenhill performed a discounted cash flow analysis of GFI’s Technology Businesses using the Updated Management Projections for calendar years 2015 through 2018. In performing this analysis, Greenhill converted GFI management’s projections for Trayport included in the Updated Management Projections from pounds sterling into U.S. dollars at an exchange rate of 1.5362 as of February 18, 2015. Greenhill calculated a range of implied present values of the standalone, unlevered, after-tax free cash flows that Trayport and FENICS were forecasted to generate under the Updated Management Projections from January 1, 2015 through December 31, 2018 using discount rates ranging from 10.1% to 11.1%, reflecting an estimate of the WACC of GFI’s Technology Businesses. Greenhill calculated the WACC in the same manner as for the IDB Standalone and IDB Credit Scenarios (described above), except that Greenhill utilized a different levered beta to reflect the different characteristics of GFI’s Technology Businesses and a different tax rate to reflect the different geographic focus of GFI’s Technology Businesses. Greenhill also calculated a range of terminal values for GFI’s Technology Businesses using terminal multiples ranging from 8.5x to 9.5x of estimated EBITDA for GFI’s Technology Businesses for calendar year 2018 under the Updated Management Projections. The estimated range of terminal values was then discounted to present value as of January 1, 2015, using discount rates ranging between 10.1% to 11.1%. Greenhill then added the range of net present values of the standalone, unlevered, after-tax free cash flows for calendar years 2015 through 2018 to the range of present values of the terminal value to derive a range of implied enterprise values for GFI’s Technology Businesses of $589 million to $661 million.

Implied Share Prices.  Greenhill then added the ranges of implied enterprise values resulting from these discounted cash flow analyses to produce a range of implied enterprise values for GFI, subtracted the aggregate amount of GFI’s net debt and the make whole payment to produce a range of implied equity values for GFI, and then divided the range of implied equity values by the number of basic outstanding Shares that GFI management estimated would be outstanding as of February 28, 2015 to produce ranges of implied per share prices of GFI Common Stock.  In performing this analysis, Greenhill assumed that the amount of GFI’s excess cash, for purposes of calculating net debt, was $35.3 million based upon discussions with, and information provided by, GFI’s management.  Based upon this information, Greenhill understood that this amount reflected GFI’s excess cash after giving effect to regulatory and other constraints.

The range of implied per share prices of GFI Common Stock resulting from the discounted cash flow analysis that utilized the Updated Management Projections for the IDB Business and the Updated Management Projections for GFI’s Technology Businesses was $5.08 to $6.02 per share. The range of the implied per share prices of GFI Common Stock resulting from the discounted cash flow analysis that utilized the Final Credit Case Projections for the IDB Business and the Updated Management Projections for GFI’s Technology Businesses was $5.75 to $6.84 per share. Greenhill compared these ranges to (i) GFI’s closing stock price on July 29, 2014, the day before the announcement of the original GFI Merger Agreement, of $3.11 per share, (ii) GFI’s closing stock price on February 18, 2015 of $6.00 per share and (iii) the $6.10 per share Offer Price to be received in the Offer.

In performing its discounted cash flow analysis that utilized the Updated Management Projections for the IDB Business and the Updated Management Projections for GFI’s Technology Businesses, Greenhill subtracted an after-tax make-whole payment of approximately $35.0 million in deriving the range of implied equity values for GFI based on Greenhill’s expectation that any change of control transaction for GFI would likely trigger the make-whole payment.  Excluding this make whole payment in this analysis would result in a range of implied per shares prices of GFI common stock of $5.35 to $6.30, based on basic shares outstanding.

Precedent Transaction Analysis

Greenhill performed an analysis of selected change of control transactions in the trading and market technology and institutional broker sectors since January 1, 2003 that Greenhill, based on its judgment and experience, deemed appropriate for purposes of this analysis, including the similarity of the target to GFI in one or more respects, such as the nature of their business, size, diversification, financial performance and geographic concentration. This analysis was based on publicly available information and third party databases.

None of these transactions or associated companies is identical to the Offer or GFI. Accordingly, Greenhill’s analysis of the precedent transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, the parties involved, the terms of the transactions and other factors that would necessarily affect the implied value of GFI versus the values of the companies in the precedent transactions. In evaluating the precedent transactions, Greenhill made judgments and assumptions concerning industry performance, general business, economic, market and financial conditions and other matters. Greenhill also made judgments as to the relative comparability of those companies to GFI and judgments as to the relative comparability of the various valuation parameters with respect to the companies.

Selected Trading and Market Technology Transactions.  The following table identifies the nine technology company transactions reviewed by Greenhill in this analysis:

Announced Date	Target	Acquiror
February 2015	Advent Software	SS&C Technologies
April 2013	eSpeed	NASDAQ OMX

Announced Date	Target	Acquiror
July 2012	FX Alliance	Thomson Reuters
December 2011	ORC Group	Nordic Capital
April 2011	TradeStation	Monex
May 2010	Interactive Data	Silver Lake, Warburg Pincus
August 2009	NYFIX	NYSE Euronext
August 2008	GL Trade	SunGard
June 2008	Creditex	IntercontinentalExchange

Using publicly available information for these transactions, Greenhill reviewed the consideration paid in each transaction and analyzed the enterprise value implied by such consideration as a multiple of the target company’s (i) LTM revenue and (ii) LTM EBITDA. Greenhill also reviewed the ratio of the consideration paid in each transaction to the target company’s LTM earnings. The following table summarizes the median and mean multiples for the precedent technology company transactions reviewed by Greenhill:

Valuation Multiple	Median		Mean
Enterprise Value to LTM Revenue	2.8	x	3.7	x
Enterprise Value to LTM EBITDA	11.7	x	13.9	x
Price to LTM Earnings	26.1	x	30.5	x

Based upon Greenhill’s judgment and experience, Greenhill selected a reference range of 11.0x to 13.0x LTM EBITDA, and applied it to GFI’s estimated EBITDA for GFI’s Technology Businesses for calendar year 2014 in order to calculate a range of implied enterprise values for GFI’s Technology Businesses of $576.6 million to $681.5 million.

Institutional Broker Company Transactions.  The following table identifies the five institutional broker transactions reviewed by Greenhill in this analysis:

Announced Date	Target	Acquiror
May 2014	PVM Oil Associates	Tullett Prebon
December 2012	Knight Capital	GETCO Holding
February 2011	LaBranche	Cowen
April 2005	Maxcor Financial Group	BGC Partners
January 2003	BrokerTec Global	ICAP

Using publicly available information for these transactions, Greenhill reviewed the consideration paid in each transaction and analyzed the enterprise value implied by such consideration as a multiple of the target company’s LTM revenue. Greenhill also reviewed the ratio of the consideration paid in each transaction to (i) the tangible book value, which is referred to as TBV in this Statement, of the target company as of the end of the last fiscal quarter ended before the announcement of the transaction and (ii) the LTM earnings of the target company. The following table summarizes the median and mean multiples for the precedent institutional broker transactions reviewed by Greenhill:

Valuation Multiple	Median		Mean
Enterprise Value to LTM Revenue	1.9	x	1.7	x
Price to TBV	1.44	x	1.39	x
Price to LTM Earnings	19.4	x	19.3	x

In evaluating precedent transactions for institutional brokers, Greenhill considered that of the three valuation multiple approaches highlighted above, institutional brokers are most commonly evaluated on Price to Earnings and Price to TBV bases. Since the IDB Business is currently marginally profitable, Greenhill concluded that the Price to Earnings multiple does not yield a meaningful result and, as a consequence, Greenhill focused on the Price to TBV multiple. Based upon Greenhill’s judgment and experience, Greenhill selected a reference range of 0.9x to 1.8x TBV, and applied it to the TBV of the IDB Business as of September 30, 2014 as estimated by GFI management in order to calculate a range of implied enterprise values, gross of the restricted stock unit liability (calculated as 13.9 million restricted stock units, the number of restricted stock units GFI management estimated would be outstanding as of February 28, 2015, multiplied by the per share price of GFI Common Stock implied by the analysis), for the IDB Business of $193.5 million to $387.0 million.

Implied Share Prices.  Greenhill then added the ranges of implied enterprise values for GFI’s Technology Businesses and the IDB Business described above, subtracted net debt (calculated as $240 million of long-term borrowings plus the after-tax make whole payment on GFI’s debt of $35.0 million, less excess cash of $35.3 million) and subtracted liability of restricted stock units (calculated as 13.9 million restricted stock units, the number of restricted stock units GFI management estimated would be outstanding as of February 28, 2015, multiplied by the implied share price resulting from the precedent transactions analysis) in order to calculate a range of implied equity values for GFI of $478.6 million to $747.7 million. Greenhill then divided this range of implied equity values by the basic number of Shares that GFI management estimated would be outstanding as of February 28, 2015 to calculate a range of implied per share prices for GFI’s Common Stock of between $3.74 and $5.85. Greenhill compared this range of implied per share prices to (i) GFI’s closing stock price on July 29, 2014, the day before the announcement of the original GFI Merger Agreement, of $3.11 per share, (ii) GFI’s closing stock price on February 18, 2015 of $6.00 per share and (iii) the $6.10 per share Offer Price to be received in the Offer.

In performing this analysis, Greenhill assumed that the amount of GFI’s excess cash, for purposes of calculating net debt, was $35.3 million based upon discussions with, and information provided by, GFI’s management.  Based upon this information, Greenhill understood that this amount reflected GFI’s excess cash after giving effect to regulatory and other constraints.

Premiums Paid Analysis

Greenhill performed an analysis of the premiums paid in the 448 change of control transactions, which are referred to as Premiums Paid Transactions in this Statement, announced during the last five years involving U.S. targets with a transaction value between $250 million and $1 billion.

Greenhill noted that the reasons for, and circumstances surrounding, the transactions reviewed were diverse and that the premiums fluctuated based on such factors as perceived growth, synergies, strategic value and type of consideration utilized in the acquisition transactions. None of the target companies in these transactions is identical to GFI and, accordingly, Greenhill’s analysis of these transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the comparison of the premiums paid.

Using publicly available information, including company filings and third-party transaction databases, Greenhill reviewed the consideration paid in the Premiums Paid Transactions and analyzed the premium in each such transaction over the closing price of the target on the last trading day prior to announcement, the last trading day one week prior to announcement and the last trading day one month prior to announcement.

With respect to the 66 Premiums Paid Transactions that involved the acquisition of a financial services company, Greenhill observed that the average premium over the closing price of the target one day prior to the announcement was 15.5%, the average premium over the closing price of the target one week prior to the announcement was 14.5% and the average premium over the closing price of the target one month prior to the announcement was 16.4%.

With respect to the 98 Premiums Paid Transactions that involved the acquisition of a technology company, Greenhill observed that the average premium over the closing price of the target one day prior to the announcement was 26.4%, the average premium over the closing price of the target one week prior to the announcement was 25.2% and the average premium over the closing price of the target one month prior to the announcement was 24.4%.

With respect to the aggregate of 448 of the Premiums Paid Transactions, Greenhill observed that the average premium over the closing price of the target one day prior to the announcement was 20.1%, the average premium over the closing price of the target one week prior to the announcement was 18.9% and the average premium over the closing price of the target one month prior to the announcement was 22.8%.

Greenhill applied the average premiums reflected above to GFI’s closing stock price on July 29, 2014, July 23, 2014 and June 30, 2014, as applicable, which resulted in a range of implied share prices of from $3.50 to $4.13. Greenhill compared this range to GFI’s closing stock price on February 18, 2015 of $6.00 per share and to the $6.10 per share Offer Price to be received in the Offer.

Equity Research Analyst Price Targets

Greenhill reviewed the two public market trading price targets for GFI Common Stock prepared and published by equity research analysts and available on February 18, 2015. These targets reflect each analyst’s estimate of the future public market trading price of GFI Common Stock at the time the price target was published. Both equity analyst price targets for GFI Common Stock were $5.25. Greenhill compared this value to (i) GFI’s closing stock price on July 29, 2014, the day before the announcement of the original GFI Merger Agreement, of $3.11 per share, (ii) GFI’s closing stock price on February 18, 2015 of $6.00 per share and (iii) the $6.10 per share Offer Price to be received in the Offer.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Shares and these estimates are subject to uncertainties, including the future financial performance of GFI and future financial market conditions.

General

The summary set forth above does not purport to be a complete description of the analyses or data presented by Greenhill, but simply describes, in summary form, the material analyses that Greenhill considered in connection with its opinion. The preparation of an opinion regarding fairness is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Greenhill to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Greenhill was carried out in order to provide a different perspective on the financial terms of the Offer and add to the total mix of information available. Greenhill did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares in the Offer to such holders. Rather, in reaching its conclusion, Greenhill considered the results of the analyses in light of each other and without placing particular reliance or weight on any particular analysis other than with regard to the discounted cash flow analysis as noted above, and concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Greenhill believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, Greenhill made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Greenhill are not necessarily indicative of future actual values or results, which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which GFI might actually be sold.

The Special Committee retained Greenhill based on its qualifications and expertise in providing financial advice and on its reputation as an internationally recognized investment banking firm. Greenhill’s opinion was one of the many factors considered by the Special Committee in the evaluation of the Offer and should not be viewed as determinative of the views of the Special Committee with respect to the Offer.

Certain Forecasts

GFI does not as a matter of course make public long-term forecasts as to future performance or other prospective financial information beyond the current fiscal year, and GFI is especially wary of making forecasts or projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, as part of GFI’s due diligence review and consideration of the Offer, GFI’s management prepared and provided to Greenhill, in connection with its evaluation of the fairness, from a financial point of view, of the Offer, non-public, internal financial forecasts regarding GFI’s projected future operations for the 2014 through 2018 fiscal years. GFI has included below a summary of these forecasts for the purpose of providing stockholders and investors access to certain non-public information that was furnished to third parties and such information may not be appropriate for other purposes.

The GFI internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles in the United States. PricewaterhouseCoopers LLP has not examined, compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The summary of these internal financial forecasts included below is not being included to influence your decision whether to tender your Shares, but because these internal financial forecasts were provided by GFI to Greenhill.

While presented with numeric specificity, these internal financial forecasts were based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to GFI’s businesses) that are inherently subjective and uncertain and are beyond the control of GFI’s management. Important factors that may affect actual results and cause these internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to GFI’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors discussed in the sections entitled “Risk Factors” in GFI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and GFI’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, all of which are filed with the SEC and incorporated by reference into this Statement. These internal financial forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the forecasted results summarized below will be realized.

The inclusion of a summary of these internal financial forecasts in this Statement should not be regarded as an indication that any of GFI or its affiliates, advisors or representatives considered these internal financial forecasts to be predictive of actual future events, and these internal financial forecasts should not be relied upon as such nor should the information contained in these internal financial forecasts be considered appropriate for other purposes. None of GFI or its affiliates, advisors, officers, directors or representatives can give you any assurance that actual results will not differ materially from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date these internal financial forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these forecasts are shown to be in error. Since the forecasts cover multiple years, such information by its nature becomes less meaningful and predictive with each successive year. GFI does not intend to make publicly available any update or other revision to these internal financial forecasts. None of GFI, its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding GFI’s ultimate performance compared to the information contained in these internal financial forecasts or that the forecasted results will be achieved. GFI has made no representation to BGC or Purchaser, in the Tender Offer Agreement or otherwise, concerning these internal financial forecasts. The below forecasts do not give effect to the transactions contemplated by the Tender Offer Agreement. GFI urges all stockholders to review GFI’s most recent SEC filings for a description of GFI’s reported financial results.

Updated Management Projections

Management Projections—Trayport & FENICS

($ in millions)	2015E	2016E	2017E	2018E
Revenue	$110.7	$126.4	$140.6	$153.2
EBITDA	$56.3	$66.0	$73.1	$79.3
Operating Income	$50.1	$59.5	$66.6	$72.7
Tax Affected Operating Income	$37.6	$44.6	$49.9	$54.6
Depreciation and Amortization	$6.2	$6.5	$6.5	$6.5
Capital Expenditures	$(6.3)	$(6.5)	$(6.5)	$(6.5)
(Increase) decrease in Working Capital	$(0.8)	$(0.9)	$(0.8)	$(0.7)
Unlevered after-tax free cash flows	$36.6	$43.7	$49.2	$53.9

Notes: Converted from GBP to USD at a rate of 1.5362

2015E - 2018E adjusted for market data revenue royalties

Updated Management Projections—IDB Business

($ in millions)		2015E	2016E	2017E	2018E
Revenue		$629.5	$629.3	$642.2	$655.4
Operating Income		$15.1	$18.6	$28.9	$35.8
Less: Cash Sign-on Bonuses		(12.0)	(12.0)	(12.0)	(12.0)
Plus: Amortization of Sign-on Bonuses		24.7	19.1	15.8	15.8
Plus: Depreciation		18.3	18.3	18.3	18.3
EBITDA		$46.1	$44.0	$51.1	$57.9
Tax Affected Operating Income		$9.8	$12.1	$18.8	$23.3
Capital Expenditures		$(12.0)	$(12.0)	$(12.0)	$(12.0)
(Increase) decrease in Working Capital		1.2	0.0	(0.3)	(0.3)
Tangible Book Value at 9/30/2014	$215.0

Final Credit Case Projections (IDB Business)

($ in millions)		2015E	2016E	2017E	2018E
Revenue		$629.5	$629.3	$642.2	$655.4
Operating Income		$45.9	$36.2	$53.0	$62.3
Less: Cash Sign-on Bonuses		(9.3)	(10.7)	(12.0)	(12.0)
Plus: Amortization of Sign-on Bonuses		4.0	8.0	12.0	12.0
Plus: Depreciation		18.3	18.3	18.3	18.3
EBITDA		$58.9	$51.8	$71.3	$80.6
Tax Affected Operating Income		$25.2	$19.9	$29.1	$34.3
Capital Expenditures		$(12.0)	$(12.0)	$(12.0)	$(12.0)
(Increase) decrease in Working Capital		1.2	0.0	(0.3)	(0.3)
Tangible Book Value at 9/30/2014	$215.0

Item 6.  Interest in Securities of the Subject Company.

Item 6 of the Statement is deleted in its entirety and replaced with the following:

Except for scheduled vesting of outstanding restricted stock units, during the past 60 days, no transaction with respect to the Shares has been effected by GFI or, to GFI’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Item 7 of the Statement is deleted in its entirety and replaced with the following:

The information disclosed above under Items 2, 3 and 4 is hereby incorporated by reference into this Item 7.

Except as described above or otherwise set forth in this Statement (including in the exhibits and annexes attached to this Statement) or as incorporated in this Statement by reference, GFI does not have any knowledge of any negotiations being undertaken or engaged in by GFI in response to the Offer that relate to or would result in (a) a tender offer or other acquisition of the Shares by GFI, any of its subsidiaries or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving GFI or any subsidiary of GFI; (c) any purchase, sale, or transfer of a material amount of assets of GFI or any subsidiary of GFI; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of GFI. Except as described above, to the knowledge of GFI, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this paragraph.

Item 8.  Additional Information.

Item 8 of the Statement is hereby amended and supplemented by deleting the first paragraph and the “Golden Parachute Compensation” table and related footnotes in the section entitled “Information Regarding Golden Parachute Compensation” and replacing it with the following:

Information Regarding Golden Parachute Compensation

The following table sets forth amounts that those individuals who were listed in the “Summary Compensation Table” incorporated into GFI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, or GFI’s “named executive officers,” may become entitled to pursuant to the terms of their employment arrangements. These amounts have been calculated assuming the Offer was consummated on February 19, 2015 without the Minimum Tender Condition having been waived, and assuming each named executive officer experiences a qualifying termination of employment as of that date (which, in the case of Mr. Peers, would include a termination by reason of his death or permanent disability). Calculations of cash severance are based on the named executive officer’s base salary as of February 19, 2015. Further information about the compensation disclosed in the table below is set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of GFI—Equity-Based Awards Held by Executive Officers of GFI” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of GFI—Potential Severance Benefits Under Executive Officer Employment Agreements” above. The amounts indicated below are estimates of amounts that would be payable to the named executive officers and the estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this Statement, and do not include the value of any compensation that BGC has committed to provide for services following the Offer Closing. For a discussion of the BGC arrangements, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of GFI— Employee Benefit Matters Under the Tender Offer Agreement” above. Some of the assumptions are based on information not currently available and as a result the actual amounts, if any, received by a named executive officer may differ in material respects from the amounts set forth below.

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Pension/ NQDC	Perquisites/ Benefits(3)	Tax Reimbursement	Other	Total
Michael Gooch	—	$1,282,958	—	—	—	—	$1,282,958
Colin Heffron	$4,856,024	$5,222,234	—	$40,585	—	—	$10,118,843
James Peers	$1,087,641	$1,552,840	—	$10,146	—	—	$2,650,627
Ronald Levi	—	$2,312,254	—	—	—	—	$2,312,254
J. Christopher Giancarlo(4)	—	—	—	—	—	—	—

(1)         Represents the value of severance payments (payable, in the case of Mr. Heffron, in a lump sum if he terminates within one year following the consummation of the Offer where the Minimum Tender Condition has been met and, in the case of Mr. Peers, partially in a lump sum and partially in salary continuation for six months if he is terminated without cause or by reason of his death or permanent disability within one year following the consummation of the Offer where the Minimum Tender Condition has been met, or if he were to terminate his employment for good reason following the consummation of the Offer where the Minimum Tender Condition has been met within twelve months after the occurrence of the good reason event). The amounts shown for Messrs. Heffron and Peers include amounts that would be payable upon a termination of employment without regard to the consummation of the Offer, and Mr. Levi is entitled to lump sum cash severance that is not enhanced by reason of the Offer, in each case, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of GFI—Potential Severance Benefits Under Executive Officer Employment Agreements” above. The severance payments are subject to compliance with certain non-competition and non-solicitation covenants and the executive’s execution of a release of claims.

(2)         Represents the value of restricted stock units whose vesting would be accelerated upon termination of employment. The value shown is based on a per Share value of $6.10. As discussed elsewhere in this Statement, this disclosure assumes that, in connection with the consummation of the Offer, the restricted stock units held by each named executive officer will be converted into a right to receive an amount in cash with respect to each Share underlying such award based on the same $6.10 per Share consideration being offered to all other GFI stockholders in connection with the Offer, payable on and subject to the terms and conditions of the original vesting schedule of such restricted stock units (or in accordance with the settlement schedule set forth in any applicable deferral election).

(3)         Represents the value of continued medical insurance coverage costs payable upon a qualifying termination of employment determined based on the cost of such benefits during 2015. The continuation period is two years for Mr. Heffron and six months for Mr. Peers.

(4)         Mr. Giancarlo’s employment with GFI terminated in June 2014. He is not entitled to any compensation or benefits that are based on or otherwise relate to the Offer.

Item 8 of the Statement is hereby amended and supplemented by deleting the subsections entitled “Regulatory Matters in Connection with the CME Merger” and “Appraisal Rights” and replacing them with the following:

Appraisal Rights

Appraisal rights are not available in the Offer.

Item 8 of the Statement is hereby amended by deleting the last sentence in the third full paragraph on page 11 of Amendment No. 8 to this Statement in the subsection entitled “Litigation”.

Item 8 of the Statement is hereby amended and supplemented by adding the following immediately after the last paragraph in the subsection entitled “Litigation”:

On January 15, 2015, Plaintiffs filed a Supplement to the Verified Class Action Complaint.

In an order filed on January 30, 2015, the Court ordered the Suprina and Coyne cases consolidated as In re GFI Group Inc. Shareholder Litigation, Index No. 652668/2014.  That same day, the Court denied Plaintiffs’ motions to compel and expedite discovery.

On January 30, 2015, Plaintiffs in the Consolidated Delaware Action filed a Second Supplement to the Verified Class Action Complaint.  On February 4, 2015, Plaintiffs filed a Motion for Expedited Proceedings and a brief in support thereof. On February 6, 2015, the Court scheduled a merits hearing for February 17 and 18, 2015. On February 7, 2015, Plaintiffs filed a Third Supplement to the Verified Class Action Complaint, seeking certain additional injunctive and declaratory relief.

On February 11, 2015, the Court, with the consent of the parties, moved the merits hearing (scheduled for February 17 and 18, 2015) to the first available dates on the Court’s schedule after March 4, 2015. On February 20, 2015, Plaintiffs informed the Court that an expedited merits hearing was no longer necessary.

On February 20, 2015, the Court in Gross v. GFI Group, Inc. granted Plaintiff’s unopposed motion for appointment as lead plaintiff and approved his selection of co-lead counsel on behalf of the putative class.  The Court also extended Defendants’ time to respond to the complaint from February 23, 2015 to March 25, 2015; granted Plaintiff leave to file an amended complaint by March 16, 2015; and rescheduled the initial pre-trial conference to March 27, 2015.

Item 8 of the Statement is hereby amended and supplemented by restating the subsection entitled “Forward-Looking Statements” in its entirety as follows:

Forward-Looking Statements

Certain matters discussed in the Statement contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements include information concerning our future financial performance, business strategy, plans, goals and objectives.  When used in this Statement, the words “anticipate,” “believe,” “estimate,” “may,” “might,” “intend,” “expect” and similar expressions identify such forward-looking statements.  Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  These forward-looking statements are based largely on the expectations of GFI and are subject to a number of risks and uncertainties.  These include, but are not limited to, risks and uncertainties associated with: economic, political and market factors affecting trading volumes; securities prices or demand for GFI’s brokerage services; competition from current and new competitors; GFI’s ability to attract and retain key personnel, including highly-qualified brokerage personnel; GFI’s ability to identify and develop new products and markets; changes in laws and regulations governing GFI’s business and operations or permissible activities; GFI’s ability to manage its international operations; financial difficulties experienced by GFI’s customers or key participants in the markets in which GFI focuses its brokerage services; GFI’s ability to keep up with technological changes; uncertainties relating to litigation and GFI’s ability to assess and integrate acquisition prospects. Further information about factors that could affect GFI’s financial and other results is included in GFI’s filings with the Securities and Exchange Commission.  GFI does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

These forward-looking statements speak only as of the date hereof. Except for the ongoing obligations of GFI to disclose material information under the federal securities laws, GFI undertakes no obligation to revise or update publicly any forward-looking statement, except as required by law. Other factors that may impact the forward-looking statements are described in GFI’s annual report on Form 10-K for the fiscal year ended December 31, 2013, GFI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, and other reports filed by GFI with the SEC, which are available at the SEC’s website at http://www.sec.gov.

Item 9.  Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits to the exhibit table:

Exhibit No.	Description

(a)(1)(G)	Amended and Restated Offer to Purchase, dated February 20, 2015 (filed as Exhibit (a)(1)(G) to the Schedule TO)

(a)(1)(H)	Amended and Restated Form of Letter of Transmittal, dated February 20, 2015 (filed as Exhibit (a)(1)(H) to the Schedule TO)

(a)(1)(I)	Amended and Restated Form of Notice of Guaranteed Delivery, dated February 20, 2015 (filed as Exhibit (a)(1)(I) to the Schedule TO)

(a)(1)(J)	Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 20, 2015 (filed as Exhibit (a)(1)(J) to the Schedule TO)

(a)(1)(K)

Amended and Restated Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 20, 2015 (filed as Exhibit (a)(1)(K) to the Schedule TO)

(a)(2)(F)	Opinion of Greenhill & Co., LLC, dated as of February 19, 2015 (included as Annex A hereto)

(a)(2)(G)	Joint Press release issued by GFI Group Inc. and BGC Partners, Inc., dated February 20, 2015 (filed as Exhibit 99.1 to GFI Group Inc.’s Current Report on Form 8-K, filed on February 25, 2015)

(a)(2)(H)	Letter to GFI employees sent on February 20, 2015

(a)(5)(L)	Consent of Greenhill & Co., LLC

(e)(37)	Tender Offer Agreement, dated February 19, 2015 (filed as Exhibit 2.1 to GFI Group Inc.’s Current Report on Form 8-K, filed on February 25, 2015)

(e)(38)	Confidentiality Agreement, dated February 5, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GFI GROUP INC.

By:	/s/ Christopher D’Antuono
Name: Christopher D’Antuono
Title: General Counsel

Dated: February 25, 2015

Annex A

CONFIDENTIAL

February 19, 2015

The Special Committee of the Board of Directors of GFI Group Inc.

c/o White & Case LLP

1155 Avenue of the Americas

New York, New York 10036-2787

Members of the Special Committee:

We understand that GFI Group Inc. (the “Company”), BGC Partners, Inc. (“Parent”) and BGC Partners, L.P. (“Purchaser”) propose to enter into a Tender Offer Agreement (the “Tender Offer Agreement”), which provides, among other things, for a tender offer (the “Tender Offer”) to be made by Purchaser for all of the outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), other than shares held by Parent or Purchaser, pursuant to which Purchaser will pay $6.10 per share in cash (the “Consideration”) for each share of Company Common Stock accepted in the Tender Offer.  Capitalized terms used but not separately defined herein shall have the meanings assigned to such terms in the Tender Offer Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Tender Offer is fair, from a financial point of view, to such holders. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision to enter into the Tender Offer Agreement or proceed with, recommend or effect the Tender Offer.

For purposes of the opinion set forth herein, we have:

1.                          reviewed the draft of the Tender Offer Agreement dated as of February 19, 2015;

2.                          reviewed certain publicly available financial statements of the Company and Parent;

3.                          reviewed certain other publicly available business and financial information relating to the Company and Parent that we deemed relevant;

4.                          reviewed certain information, including financial forecasts and other financial and operating data concerning the Company prepared by the management of the Company;

5.                          reviewed certain information, including financial forecasts and other financial and operating data concerning the IDB Business, the Trayport Business and the FENICS Business, prepared by the management of the Company;

6.                          discussed the past and present operations and financial condition and the prospects of the Company with senior executives of the Company;

7.                          discussed the past and present operations and financial condition and the prospects of the IDB Business, the Trayport Business and the FENICS Business with senior executives of the Company;

8.                          reviewed the historical market prices and trading activity for the Company Common Stock and analyzed its implied valuation multiples;

9.                          compared the Consideration with certain published Wall Street analyst price targets for the Company Common Stock that we deemed appropriate;

10.                   compared the Consideration with that received in certain publicly available transactions that we deemed relevant;

11.                   compared the Consideration with the trading valuations of certain publicly traded companies that we deemed relevant;

12.                   compared the Consideration to the valuation of the Company derived by discounting future cash flows and a terminal value of the business at discount rates we deemed appropriate;

13.                   participated in discussions and negotiations among representatives of the Company and its legal advisors and representatives of Parent and its legal and financial advisors; and

14.                   performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to us by representatives and management of the Company for the purposes of this opinion and have further relied upon the assurances of the representatives and management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts and projections and other data that have been furnished or otherwise provided to us, we have assumed that such financial forecasts, projections and other data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company as to those matters, and we have relied upon such financial forecasts, projections and other data in arriving at our opinion. We express no opinion with respect to such financial forecasts, projections and other data or the assumptions upon which they are based. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. We have assumed that the Tender Offer will be consummated in accordance with the terms set forth in the final, executed Tender Offer Agreement, which we have further assumed will be identical in all material respects to the latest draft thereof we have reviewed, and without waiver of any material terms or conditions set forth therein. We have further assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the Tender Offer will be obtained without any effect on the Tender Offer. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

We have acted as financial advisor to the Special Committee (the “Special Committee”) of the Board of Directors of the Company in connection with this transaction and will receive fees for our services rendered in connection with the Tender Offer, a portion of which is contingent on the consummation of the Tender Offer. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this opinion we have not been engaged by, performed any services for or received any compensation from the Company, Purchaser or any other parties to the Tender Offer Agreement (other than any amounts that were paid to us under the letter agreement pursuant to which we were retained as a financial advisor to the Special Committee).

It is understood that this letter is for the information of the Special Committee and is rendered to the Special Committee in connection with their consideration of the Tender Offer and may not be used for any other purpose without our prior written consent, except that this opinion may, if required by law, be included in its entirety in any solicitation/recommendation statement to be mailed by the Company to the stockholders of the Company in connection with the Tender Offer.  We are not expressing an opinion as to any aspect of the transactions contemplated by the Tender Offer Agreement (including without limitation any Back-End Merger), other than the fairness, from a financial point of view, of the Consideration to be received by the holders of Company Common Stock in the Tender Offer.  We express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, or any class of such persons relative to the Consideration to be received by the holders of Company Common Stock in the Tender Offer or with respect to the fairness of any such compensation.  This opinion has been approved by our fairness committee. This opinion is not intended to be and does not constitute a recommendation to the members of the Special Committee or the Board of Directors of the Company as to whether they should recommend or approve the Tender Offer or the Tender Offer Agreement, nor does it constitute a recommendation as to whether the stockholders of the Company should tender their shares of Company Common Stock in the Tender Offer.

Based on and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion that as of the date hereof the Consideration to be received by the holders of Company Common Stock in the Tender Offer is fair, from a financial point of view, to such holders.

This opinion replaces and supersedes our opinion dated as of January 11, 2015 in all respects.

Very best regards,

GREENHILL & CO., LLC

By:	/s/ James M. Babski
James M. Babski
Managing Director